EXHIBIT (a)(1)(viii)

[FORM OF RIGHTS LETTER]

[SCPIE LETTERHEAD]

Dear SCPIE Employee:

Thank you for your submission of the Election to Tender Form in connection with the Stock Option Purchase Program. We confirm with this letter that we have accepted your election form and have cancelled your options elected for Tender. You now have the right to receive cash in accordance with the terms of the Offer to Purchase, which will be paid to you as soon as is practicable.

Enclosed is your Election to Tender Form countersigned by us. This countersigned election form confirms the number of shares accepted by us for Tender.

If you have any questions, please reply to this note at tenderoffer@scpie.com.

Thank you.

Sincerely,

Edward G. Marley
Controller